ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JAN 07 2003
WASH. D.C. 155 SECTION

December 13, 2001

Securities & Exchange Commissio
450 Fifth Street N. W.
Washington, DC
USA 20549

03003092

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: CanBaikal Resources Inc. (the "Corporation")
File No. 82-4694

Please accept for filing the following documents that include information required to be made public:

1) Third Quarter Report For the Nine Months Ended September 30, 2001
2) BCSC Form 51-901F
3) Insider Trading Report for Robert James dated November 14, 2001

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4694

CanBaikal Resources Inc.

3

Third Quarter Report

For the nine months
ended September 30, 2001

82-4694

Corporate Profile

CanBaikal Resources Inc. is a Canadian based oil and gas company operating in Russia. Its mission is to create wealth for shareholders by acquiring and producing large reserves of oil and gas in the prolific western Siberian basin in Russia.

CanBaikal's strengths lie in our close relationship with the major players in the Russian oil and gas industry and the government that administers it. CanBaikal combines extensive senior management experience in the Russian oil and gas sector with Siberia's known enormous and relatively untapped reserves and an increasingly favourable operating environment.

CanBaikal owns a 100% interest in a 400 square kilometre permit in the province of Khanty Mansiysk.

CanBaikal's common stock trades on the Canadian Venture Exchange under the symbol CBQ.

Summary of Operations

For the Quarter Ended September 30, 2001

		2001		2000
Revenue	**$**	**1,868,808**	$	574,928
Cash flow	**$**	**624,938**	$	242,787
Cash flow per share – basic	**$**	**0.03**	$	0.01
Net earnings	**$**	**94,762**	$	441,925
Net earnings per share – basic	**$**	**0.01**	$	0.02
Shares outstanding – weighted basic		**26,916,864**		19,492,028
Oil production bbls/d		**425**		68

82-4694

To the Shareholders

For the first two months of this quarter, CanBaikal continued to make solid progress financially and operationally. However, production from the block was severely curtailed in the third month of the quarter due to a well breakdown, and this has resulted in a reduction in revenue and earnings.

In order to meet it's commitments to renounce tax pools to flow through share purchasers, CanBaikal entered into farm in agreements to drill a number of low risk wells in Alberta and has met with success on four gas wells to date. Management anticipates that these wells will be an addition to the net worth of the company and that CanBaikal will commence to receive income from these wells within the next three months.

The Company continues investigating methods of maximizing shareholder value in this period and has engaged Jennings Capital Inc. to advise the company on sale or financing alternatives. CanBaikal also has completed a consulting agreement with Schlumberger that provides the Company with an assessment of their Russian properties and a plan for their optimal development.

Financial

The shutting in of well #10 has resulted in a sharp drop in revenue that will last until remedial action is performed on the well. The Company has reduced staff and other operational expenses to meet this challenge. The reduced revenue resulted in a smaller than anticipated profit for the period of $94,762, and the Company anticipates a loss in the fourth quarter.

Production

On the morning of September 10, 2001, a sudden incursion of large volumes of water forced the shutdown of well #10. Subsequent analysis indicates that the most probable cause is a fracture of the well casing up hole from the producing zone. The Company will not produce from the well until remedial work is performed. It is anticipated that with remedial work the production level of well #10 would resume to at least the level prior to the incursion.

Prior to the shutdown of well #10, the Company sold an average of 425 barrels per day, compared with 68 barrels per day in 2000. Well #2 continues to produce a steady 125 bbls/d. The Company has taken the opportunity to optimise their production facilities in anticipation of larger production beginning in the winter of 2001 – 2002.

Operations

The Company plans to increase the proven reserves and daily production by drilling in the known Kulun pool and investigating a new pool in the southern portion of the block.

Corporate Developments

CanBaikal is completing the first stage of their anticipated cooperation project with Schlumberger Oilfield Services as reported in the last quarterly report. This project involves an evaluation of the CanBaikal Russian assets and the preparation of an optimal development plan. The next phase will involve the drilling of at least three wells followed by an update of the development plan based on information gained from the drilling.

The Jennings Capital mandate intended to maximize shareholder value has identified several interested parties and CanBaikal is involved in talks leading to negotiations.

82-4694

Outlook

Russia has taken several steps to enhance the profitability of oil producers. Their leaders have made recent statements encouraging investment in the Petroleum industry. Although world oil prices have declined sharply, continued uncertainty of supply has encouraged western purchasers to increase their reliance on Russian oil. Two multi-billion dollar projects led by multinational oil companies attest to the growing strength and confidence of the Russian Petroleum sector.

CanBaikal Resources Inc. continues to be well placed to benefit from these developments.

On behalf of the Board,

Robert J. Bolton
President and CEO

R.W. Lamond
Chairman of the Board

November 21, 2001

82-4694

Management's Discussion and Analysis

The Management's Discussion and Analysis should be read in conjunction with the interim financial statements. The analysis compares the results of operations for the nine months ended September 30, 2001, with the same period in 2000.

	September 30		Increase
	2001	2000	(Decrease)
Oil Production (bbls)	115,625	18,397	97,228
bbls/d (average for the period)	425	68	357
Oil Revenue	$ 1,868,808	$ 574,928	$ 1,293,880
Oil price, net of transportation ($/bbl)	$ 16.16	$ 31.25	$ (15.09)
Operating expense	$ 623,786	$ 43,976	$ 579,810
$/bbl	$ 5.39	$ 2.39	$ 3.00
Net operating revenue	$ 1,245,022	$ 530,952	$ 714,070
$/bbl	$ 10.76	$ 28.86	$ (18.10)
Overhead	$ 594,837	$ 315,464	$ 279,373
$/bbl	$ 5.14	$ 17.15	$ (12.01)
Income tax (recovery)	$ 76,289	$ (301,785)	$ 378,074
$/bbl	$ 0.66	$ (16.40)	$ 17.06
Depletion and Depreciation	$ 453,887	$ 50,197	$ 403,690
$/bbl	$ 3.93	$ 2.73	$ 1.20
Cash flow	$ 624,938	$ 242,787	$ 382,151
$/bbl	$ 5.40	$ 13.19	$ (7.79)
Profit (loss) for the period	$ 94,762	$ 441,925	$ (347,163)

For the nine months ended September 30, 2001, CanBaikal's production from well #10 and well #2 transported using the 100% owned 28 km pipeline totaled 115,625 bbls, an increase of 97,228 bbls over the same period in 2000. The production averaged 425 barrels per day, including a number of days of no production due to the installation of an independent metering and pumping station and upgrading the metering and pumping facilities at the well #10 and #2 installations. These new facilities allow CanBaikal to independently ship and sell oil and are capable of handling almost all of the anticipated field development. During the comparative period in 2000, oil was intermittently trucked only in the first three months as test production and the pipeline utilization started August 8, 2000.

Revenue increased to $1,868,808 an increase of $1,293,880 over the comparable period in 2000 and operating expenses increased to $623,786 in the same period, due to the increased level of Russian field activities. As well, overhead expenses increased but the resulting production increases have resulted in lower overhead cost per barrel of production.

The shut-in of well #10 that is discussed in the Presidents message to the shareholders, resulted in an 80% drop in production and subsequent revenue.

82-4694

CanBaikal Resources Inc.
Balance Sheets as at
(unaudited)

	September 30 2001	December 31 2000
Assets		
Current assets		
Cash and cash equivalents	$ 403,925	$ 568,252
Accounts receivable	154,857	707,082
	558,783	1,275,334
Fixed assets		
Petroleum and natural gas properties, net	3,425,232	2,271,595
Fixed assets	140,333	162,971
	3,565,564	2,434,566
Other assets		
Value added tax recoverable	44,284	264,305
Future income tax recoverable	2,951,773	3,028,062
	$ 7,120,403	$ 7,002,267
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 308,678	$ 409,083
Convertible debenture	225,000	325,000
	533,678	734,083
Shareholders' Equity		
Capital stock	10,248,453	10,024,673
Deficit	(3,661,728)	(3,756,489)
	6,586,725	6,268,184
	$ 7,120,403	$ 7,002,267

On behalf of the Board

Signed "Robert W. Lamond" Signed "Robert J. Bolton"

Director Director

82-4694

CanBaikal Resources Inc.
Statements of Operations and Deficit
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept.30	
	2001	2000	**2001**	2000
Revenue				
Oil sales	**$ 388,107**	$ 455,103	**$ 1,868,808**	$ 574,928
Expenses				
Operating expenses	**178,929**	(15,858)	**623,786**	43,976
General and administrative	**186,086**	71,979	**594,837**	315,464
Interest expense	**3,966**	25,151	**25,247**	25,151
Depreciation and depletion	**108,253**	21,547	**453,887**	50,197
	368,986	102,818	**1,697,757**	434,788
Net Earnings (loss) for the period, before income tax	**(89,127)**	352,285	**171,051**	140,140
Future income tax payable (recoverable)	**50,283**	52,451	**(76,289)**	301,785
Net Earnings (loss) for the period	**(38,844)**	404,735	**94,762**	441,925
Deficit, beginning of period	**(3,622,884)**	(6,652,943)	**(3,756,489)**	(6,690,133)
Deficit, end of period	**$ (3,661,728)**	$ (6,248,208)	**$ (3,661,728)**	$ (6,248,208)
Earnings (loss) per share – basic	**$ 0.00**	$ 0.02	**$ 0.01**	$ 0.0[illegible]

82-4694

CanBaikal Resources Inc.
Statements of Cash Flows
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2001	2000	**2001**	2000
Cash provided by (used for):				
Operating activities				
Earnings (loss) for the period	**$ (38,844)**	$ 404,735	**$ 94,762**	$ 441,925
Depreciation and depletion	**108,253**	21,547	**453,887**	50,197
Future income tax	**(50,283)**	–	**76,289**	(249,335)
Cash flow from (used in) operations	**19,126**	426,282	**624,938**	242,787
Change in non-cash operating working capital items	**451,212**	(195,183)	**671,844**	(324,049)
	470,338	231,099	**1,296,782**	(81,262)
Financing activities				
Warrants exercised	**94,056**	–	**125,000**	–
Private placement of common shares, net	**–**	26,604	**–**	1,037,651
Convertable debenture	**–**	20,000	**–**	560,000
Rights offering	**–**	998,844	**–**	998,844
Share issue costs	**–**	(47,431)	**–**	(47,431)
Subscriptions payable	**–**	200,200	**–**	–
Deferred financing charges	**–**	(94,745)	**–**	–
Change in non-cash working capital items	**1**	(330,925)	**(1,223)**	(330,925)
	94,057	772,544	**123,777**	2,218,138
Investing activities				
Petroleum and natural gas properties	**(572,937)**	(195,486)	**(1,575,121)**	(2,104,311)
Other assets	**(1,058)**	(38,859)	**(9,765)**	(56,573)
Change in non-cash working capital items	**–**	(704,462)	**–**	224,610
	(573,995)	(938,807)	**(1,584,886)**	(1,936,273)
Net change in cash for the period	**(9,600)**	64,836	**(164,327)**	200,604
Cash and cash equivalents, beginning of the period	**413,525**	313,489	**568,252**	177,723
Cash and cash equivalents, end of period	**$ 403,925**	$ 378,326	**$ 403,925**	$ 378,326
Operating cash flow per share – basic	**$ 0.00**	$ 0.02	**$ 0.03**	$ 0.01

Supplementary information regarding cash payments or receipts:

Interest paid during the period	**$ 3,966**	$ 25,151	**$ 25,247**	$ 25,151

82-4694

CanBaikal Resources Inc.
Notes to the Financial Statements (unaudited)

For the nine months ended September 30, 2001

Management in accordance with accounting principles generally accepted in Canada has prepared the interim financial statements of CanBaikal Resources Inc. Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with financial statements and the notes thereto in CanBaikal Resources Inc annual Report for the year ended December 31, 2000.

Significant Accounting Policies

The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2000.

Share Capital

CanBaikal Resources Inc. authorized share capital consists of an unlimited number of common shares without nominal or par value.

Continuity of common shares

	Shares	Amount
Balance at January 1, 2001	26,631,419	$ 10,024,673
Issued upon exercise – warrants	30,944	$ 8,279
Issued upon exercise – convertible debenture	303,030	$ 100,000
Issued upon exercise – warrants	385,723	$ 115,717
2000 Share distribution costs – rights offering	–	$ (216)
Balance at September 30, 2001	27,351,116	$ 10,248,453

CanBaikal Resources Inc. has a stock option plan that allows employees and directors to receive options to purchase common shares of the Company.

Continuity of stock options

	Number of options	Weighted Average Exercise Price
January 1, 2001	1,680,000	$ 0.63
Cancelled	(75,000)	$ 0.37
Granted	225,000	$ 0.38
Stock options outstanding, September 30, 2001	1,830,000	$ 0.61
Exercisable at September 30, 2001 (market price $0.24)	275,000	$ 0.16
$0.36 to $0.38	885,000	$ 0.37
$0.39 to $0.99	–	$ –
Over $1.00	670,000	$ 1.12
	1,830,000	$ 0.61

82-4694

CanBaikal Resources Inc.
Corporate Information

Directors and Officers

Robert W. Lamond
Director, Chairman of the Board

Robert J. Bolton
Director, President and CEO

Charles A. Teare
Director, Chief Financial Officer

Daryl E. Birnie
Director

Kevin Flaherty
Director

Robert James
Director

Ron Johnston
Director

Alexander A. Borissov
Vice-President, Business Development

John W. McGruther
Controller and Corporate Secretary

Head Office

2250 Monenco Place
801 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3W2

Tel: (403) 264-9200
Fax: (403) 264-9210
Website: www.canbaikal.com
E-mail: info@canbaikal.com

Russian Office

Nefteyugansk, Russia

Auditors

Grant Thornton LLP
Calgary, Alberta

Corporate Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Legal Counsel

Fraser Milner Casgrain LLP
Calgary, Alberta

Listing Information

Canadian Venture Stock Exchange
Symbol: CBQ

82-4694

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Issuer Details

Name of Issuer		For Quarter ended	Date of Report YY/MM/DD
CanBaikal Resources Inc.		**Sept 30/01**	**01/11/28**
Issuer Address			
2250, 801 6th Avenue S.W.			
City / Province / Postal Code		Issuer fax No.	Issuer Telephone No.
Calgary, Alberta, T2P 3W2		**403-264-9210**	**403-264-9200**
Contact Name		Contact Position	Contact Telephone No.
John W. McGruther		**Controller**	**403-264-9200**
Contact email address		Website address	
jwmcgruther@canbaikal.com		**www.canbaikal.com**	
CERTIFICATE			
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.			
Directors Signature	Print full name		Date signed YY/MM/DD
"signed R. W. Lamond"	**Robert W. Lamond**		**01/11/28**
Directors Signature	Print full name		Date signed YY/MM/DD
"signed R. J. Bolton"	**Robert J. Bolton**		**01/11/28**

82-4694

Schedule A Financial Statements

CanBaikal Resources Inc.
Balance Sheets as at
(unaudited)

	September 30, 2001	December 31, 2000
Assets		
Current Assets		
Cash and cash equivalents	**$403,925**	$568,252
Accounts receivable	**154,857**	707,082
	558,783	1,275,334
Fixed Assets		
Petroleum and natural gas properties, net	**3,425,232**	2,271,595
Fixed assets	**140,333**	162,971
	3,565,564	2,434,566
Other Assets		
Value Added Tax recoverable	**44,284**	264,305
Future income tax recoverable	**2,951,773**	3,028,062
	$7,120,403	$7,002,267
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 308,678**	$409,083
Convertible debenture	**225,000**	325,000
	533,678	734,083
Shareholders' Equity		
Capital stock	**10,248,453**	10,024,673
Deficit	**(3,661,728)**	(3,756,489)
	6,586,725	6,268,184
	$7,120,403	$7,002,267

On behalf of the Board

Signed "Robert W. Lamond"
Director

Signed "Robert J. Bolton"
Director

82-4694

Schedule A cont'd

CanBaikal Resources Inc.

Statements of Operations and Deficit

(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Revenue				
Oil sales	**$388,107**	$455,103	**$1,868,808**	$574,928
Expenses				
Operating expenses	**178,929**	(15,858)	**623,786**	43,976
General and administrative	**186,086**	71,979	**594,837**	315,464
Interest expense	**3,966**	25,151	**25,247**	25,151
Depreciation and depletion	**108,253**	21,547	**453,887**	50,197
	368,986	102,818	**1,697,757**	434,788
Net Earnings (loss) for the period, before income tax	**(89,127)**	352,285	**171,051**	140,140
Future income tax payable (recoverable)	**50,283**	52,451	**(76,289)**	301,785
Net earnings (loss) for the period	**(38,844)**	404,735	**94,762**	441,925
Deficit, beginning of period	**(3,622,884)**	(6,652,943)	**(3,756,489)**	(6,690,133)
Deficit, end of period	**($3,661,728)**	($6,248,208)	**($3,661,728)**	($6,248,208)
Earnings (loss) per share - basic	**$0.00**	$0.02	**$0.01**	$0.02

82-4694

Schedule A cont'd

CanBaikal Resources Inc.
Statements of Cash Flows
(unaudited)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Cash provided by (used for):				
Operating Activities				
Earnings (loss) for the period	**($38,844)**	$404,735	**$94,762**	$441,925
Depreciation and depletion	**108,253**	21,547	**453,887**	50,197
Future income tax	**(50,283)**	-	**76,289**	(249,335)
Cash flow from (used in) operations	**19,126**	426,282	**624,938**	242,787
Change in non-cash operating working capital items	**451,212**	(195,183)	**671,844**	(324,049)
	470,338	231,099	**1,296,782**	(81,262)
Financing Activities				
Warrants exercised	**94,056**	-	**125,000**	-
Private placement of common shares, net	**-**	26,604	**-**	1,037,651
Convertible debenture	**-**	20,000	**-**	560,000
Rights offering	**-**	998,844	**-**	998,844
Share issue costs	**-**	(47,431)	**-**	(47,431)
Subscriptions payable	**-**	200,200	**-**	-
Deferred financing charges	**-**	(94,745)	**-**	-
Change in non-cash working capital items	**1**	(330,925)	**(1,223)**	(330,925)
	94,057	772,544	**123,777**	2,218,138
Investing Activities				
Petroleum and natural gas properties	**(572,937)**	(195,486)	**(1,575,121)**	(2,104,311)
Other assets	**(1,058)**	(38,859)	**(9,765)**	(56,573)
Change in non-cash working capital items	**-**	(704,462)	**-**	224,610
	(573,995)	(938,807)	**(1,584,886)**	(1,936,273)
Net change in cash for the period	**(9,600)**	64,836	**(164,327)**	200,604
Cash and cash equivalents, beginning of the period	**413,525**	313,489	**568,252**	177,723
Cash and cash equivalents, end of the period	**$403,925**	$378,326	**$403,925**	$378,326
Operating cash flow per share - basic	**$0.00**	$0.02	**$0.03**	$0.01
Supplementary information regarding cash payments or receipts:				
Interest paid during the period	**$ 3,966**	**25,151**	**$25,247**	**25,151**

82-4694

Schedule B Supplementary Information

CanBaikal Resources Inc.
Notes to the Financial Statements (unaudited)
For the nine months ended September 30, 2001

Management in accordance with accounting principles generally accepted in Canada has prepared the interim financial statements of CanBaikal Resources Inc.. Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with financial statements and the notes thereto in CanBaikal Resources Inc annual Report for the year ended December 31, 2000.

Significant Accounting Policies
The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2000.

Share Capital
CanBaikal Resources Inc. authorized share capital consists of an unlimited number of common shares without nominal or par value.

Continuity of common shares

	Shares		Amount
Balance at January 1, 2001	26,631,419	$	10,024,673
Issued upon exercise - warrants	30,944	$	8,279
Issued upon exercise - convertible debenture	303,030	$	100,000
Issued upon exercise - warrants	385,723	$	115,717
2000 Share distribution costs – rights offering	-	$	(216)
Balance at June 30, 2001	27,351,116	$	10,248,453

CanBaikal Resources Inc. has a stock option plan that allows employees and directors to receive options to purchase common shares of the Company.

Continuity of stock options

	Number of options		Weighted Average Exercise Price
January 1, 2001	1,680,000	$	0.63
Cancelled	(75,000)	$	0.37
Granted	225,000	$	0.38
Stock options outstanding, September 30, 2001	1,830,000	$	0.61
Exercisable at Sept. 30, 2001 (market price $0.24)	275,000	$	0.16
$0.36 to $0.38	885,000	$	0.37
$0.39 to $0.99	-	$	-
Over $1.00	670,000	$	1.12
	1,830,000	$	0.61

82-4694

Schedule C Management Discussion and Analysis

The Management's Discussion and Analysis should be read in conjunction with the interim financial statements. The analysis compares the results of operations for the nine months ended September 30, 2001, with the same period in 2000.

	September 30, 2001	September 30, 2000	Increase (Decrease)
Oil Production (bbls)	115,625	18,397	97,228
bbls/d (average for the period)	425	68	357
Oil Revenue	$ 1,868,808	$ 574,928	$ 1,293,880
Oil price, net of transportation ($/bbl)	$ 16.16	$ 31.25	$ (15.09)
Operating expense	$ 623,786	$ 43,976	$ 579,810
$/bbl	$ 5.39	$ 2.39	$ 3.00
Net operating revenue	$ 1,245,022	$ 530,952	$ 714,070
$/bbl	$ 10.76	$ 28.86	$ (18.10)
Overhead	$ 594,837	$ 315,464	$ 279,373
$/bbl	$ 5.14	$ 17.15	$ (12.01)
Income tax (recovery)	$ 76,289	$ (301,785)	$ 378,074
$/bbl	$ 0.66	$ (16.40)	$ 17.06
Depletion and Depreciation	$ 453,887	$ 50,197	$ 403,690
$/bbl	$ 3.93	$ 2.73	$ 1.20
Cash flow	$ 624,938	$ 242,787	$ 382,151
$/bbl	$ 5.40	$ 13.19	$ (7.79)
Profit (loss) for the period	$ 94,762	$ 441,925	$ (347,163)

For the nine months ended September 30, 2001, CanBaikal's production from well # 10 and well # 2 transported using the 100% owned 28 km pipeline totaled 115,625 bbls, an increase of 97,228 bbls over the same period in 2000. The production averaged 425 barrels per day, including a number of days of no production due to the installation of an independent metering and pumping station and upgrading the metering and pumping facilities at the Well #10 and #2 installations. These new facilities allow CanBaikal to independently ship and sell oil and are capable of handling almost all of the anticipated field development. During the comparative period in 2000, oil was intermittently trucked only in the first 3 months as test production and the pipeline utilization started August 8, 2000.

Revenue increased to $1,868,808 an increase of $1,293,880 over the comparable period in 2000 and operating expenses increased to $623,786 in the same period, due to the increased level of Russian field activities. As well, overhead expenses increased but the resulting production increases have resulted in lower overhead cost per barrel of production.
The shut-in of Well #10 that is discussed in the Presidents message to the shareholders, resulted in an 80% drop in production and subsequent revenue.

82-4694

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Contaikal Resources Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 09 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: James

GIVEN NAMES: Robert N.

NO. / STREET / APT: 3220 Cedarille Dr. S.W.

CITY: Calgary

PROV.: Alberta

POSTAL CODE: T2W 2H2

BUSINESS TELEPHONE NUMBER: 403-264-5579

BUSINESS FAX NUMBER: 403-264-8186

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☒ ONTARIO
☐ BANK ACT ☒ QUEBEC
☐ CCA ☐ SASKATCHEWAN
☐ TLCA ☐ UNITED STATES
☐ CBCA ☐ NASDAQ
☐ MANITOBA ☐ SEC

ALBERTA SECURITIES COMMISSION - EDM
NOV 14 2001
ACTIVITY NO.
FILE NO. B19776
DOC. TYPE

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓑ Ⓒ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5.)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	151,000	06 11 01	97		51,000	0.49		100,000	01	Robert James
Common	441,750	06 11 01	97		100,000	0.49		341,750	2	T-Bird Holdings Inc.
Common	18 306	06 11 01	97	151,000		0.49		169 306	1	Robert James RRSP

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

This is a "Swap" only of shares into RRSP from personal ownership/control. Number of shares owned remains the same.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT N. JAMES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 11 01

FIN 2034 Rev. 95/3/22 NB-184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE